August 21, 2018

Paul Williams
Chief Financial Officer
Worldwide Specialty Chemicals Inc.
Downtown Republic Center, Suite 3100
325 N. Saint Paul Street
Dallas, Texas 75201

       Re: Worldwide Specialty Chemicals Inc.
           Form 10-K for the year Ended December 31, 2017
           Filed July 18, 2018

Dear Mr. Williams:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Controls and Procedures , page 12

1. Please amend your Form 10-K for the year ended December 31, 2017 to include a conclusion as to whether or not your disclosure controls and procedures are effective. In doing so, please ensure that your certifications reference the Form 10-K/A. Please ensure that your certifications are also currently dated. Refer to Item 307 of Regulation S-K.
Evaluation of Disclosure Controls and Procedures, page 12

2. Please also revise your filing to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's
      Internal Control -- Integrated Framework you utilized when performing your assessment of internal control over financial reporting.
 Paul Williams
Worldwide Specialty Chemicals Inc.
August 21, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jeff Gordon, Staff
Accountant at 202-551-3866 with any questions.



                                                          Sincerely,
FirstName LastNamePaul Williams
                                                          Division of
Corporation Finance
Comapany NameWorldwide Specialty Chemicals Inc.
                                                          Office of
Manufacturing and
August 21, 2018 Page 2                                    Construction
FirstName LastName